

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 3, 2007

<u>via U.S. mail and facsimile</u>

Ralph E. Faison
President and Chief Executive Officer
Andrew Corporation
3 Westbrook Corporate Center, Suite 900
Westchester, Illinois 60154

> **RE:** **Andrew Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 10-Q for the Fiscal Quarters Ended December 31, 2006**
> **File No. 1-14617**

Dear Mr. Faison:

We have reviewed your response letter dated April 5, 2007 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 31

Goodwill, page 32

1. We have read your proposed Critical Accounting Policy disclosures presented in Exhibit A of your response letter dated April 5, 2007 and have the following additional comments.

- Include the first paragraph on page 5 of your April 5, 2007 letter in your disclosure, as we believe such information would provide investors with a better understanding of the two valuation methods you are using including the differences between the two methods.
- Please revise the second paragraph in Exhibit A to indicate when you would deviate from what we understand to be your policy for determining fair value of your reporting units, which is using both the DCF and the CB method, giving equal weight to the two methods. In this regard, we note that for Antenna and Cable Products and Network Solutions you deviated from your fiscal year 2005 methodology of using both the DCF and CB methods and only used the DCF method. Please see comment 2 below in this regard.
- Specifically address the multiples of key metrics of other similar companies you use when preparing your CB method. If differing metrics are used (you refer to revenue and/or EBITDA on page 5 of your response letter) please provide a comprehensive discussion of when and why you would chose one metric over another. In this regard, we further note that for Base Station Subsystems you only used the revenue multiple when preparing the CB method in fiscal year 2005, which deviated from your use of both the EBITDA and revenue multiples for your other reporting units. Please see comment 3 below in this regard.
- Disclose the goodwill allocated to each reporting unit for 2005.
- Disclose the headroom as of July 1, 2005. To the extent that the headroom declined in the current period from the prior period, please ensure your discussion within MD&A is sufficient so that investors have a full understanding of the material factors that lead to the material decline.
- Disclose your material assumptions for both the DCF and CB methods for fiscal years 2005 and 2006.
- Your current sensitivity analysis demonstrates the impact of changes to the material assumptions impacting the DCF method valuation. Please also include a sensitivity analysis for the material assumptions for your CB method valuation, such as the revenue and EBITDA multiples.
- For Network Solutions, please provide a more comprehensive explanation of some of the factors that may impact your DCF method value. For example, discuss the factors impacting your ability to maintain operating margin levels. Furthermore, in your response to comment 4 from our letter dated February 21, 2007, you are projecting significant EBIT margins, which materially increase for fiscal years 2008 and 2009. You state that this is primarily due to planned decrease in overhead expenses beginning in fiscal year 2008. However, your draft disclosure does not at all mention this material assumption including how you intend to materially decrease overhead expenses beginning in fiscal year 2008.

Please provide us with the disclosure you intend to include in your next periodic filing addressing these points.

2. We note your response to the 3rd bullet of comment 1 in our letter dated March 22, 2007. You state, "[b]ecause of the significant headroom in the Antenna and Cable Products and Network Solutions reporting units' valuations in fiscal 2005, we determined that as of July 1, 2006 (the first day of our fourth quarter and the date of our annual goodwill impairment test) there had not been a significant change in either business." We do not understand how significant headroom in a prior period is an indicator that there has not been a significant change in a business in the current period. Additionally, given the following, it remains unclear to us how you arrived at your conclusion that there was not a significant change in Antenna and Cable Products and Network Solutions reporting units:
    *   Antenna and Cable Products: The DCF method value significantly declined from the fiscal year 2005 valuation to fiscal year 2006 valuation even though the carrying value of this reporting unit increased.
    *   Network Solutions: The DCF method value significantly declined from the fiscal year 2005 valuation to the fiscal year 2006 valuation.
    *   Network Solutions: In MD&A of your 2006 Form 10-K, you state revenues and gross profit for Network Solutions decreased 42% and 51%, respectively, due to the completion of the North American geolocation installations. You further state that the geolocation product sales are to stabilize at a lower annual revenue rate.
    *   Network Solutions: Lower than anticipated sales related to Xenicom product lines (acquired in the second quarter of fiscal 2005) and other international sales that were lower than expected. You note on page 10 of your April 5, 2007 letter that because Network Solutions earns higher margins, decreased sales have a larger impact on the EBIT margin of the reporting unit.

    Based on the above points, it appears to us that significant changes may have occurred in these businesses and that valuations using the CB method for Antenna and Cable Products and Network Solutions as of July 1, 2006 may need to be prepared. Please reassess your need to prepare a valuation using the CB method for these two reporting units.   If you conclude that you must prepare such valuation, (i) please provide us with the material assumptions used, (ii) the estimated fair values for each reporting unit and (iii) and your revised proposed disclosures to the extent necessary. If you continue to believe that based on your proposed stated policies within your Critical Accounting Policies that you were not required to perform the CB method, ensure your proposed disclosures clearly addresses this fact.

3. We note in your response to the 4th bullet of comment 1 in our letter dated March 22, 2007 that you did not use the EBITDA multiple in estimating the CB method value for Base Station Subsystems for fiscal year 2005 as the amount was "considered a de minimus amount and not representative of the value of the business." Based on this statement, we do not understand how and when you chose to use the revenue multiples and/or EBITDA multiples. While we understand that using an EBITDA multiple at a specific point in time may result in a perceived undervaluation of a business, we do not understand why that valuation would be totally disregarded in

determining the CB method value. Please revise your valuations as appropriate.
Please provide us with your revised results. If you continue to believe that based on
your proposed stated policies within your Critical Accounting Policies that you were
not required to use the EBITDA multiples to perform the CB methodology for Base
Station Subsytems, ensure your proposed disclosures clearly addresses this fact.

4. Regarding the companies you are using in preparing the CB method valuation for
Base Station Subsystems for fiscal year 2006, it is unclear to us how these companies
comply with the guidance in paragraph 25 of SFAS 142. Specifically, Powerwave
Technologies appears comparable in nature and scope; however, its revenues far
exceed Base Station Subsystem. ADTRAN Inc., Tekelec, and Foundry Networks Inc
have similar revenues. However, while these companies are in the
telecommunications products and services industry, their specific products and
services within this industry do not appear comparable. While a portion of Nortel
Inversora, S.A. and Motorola's businesses appear similar to Base Station Subsystem,
they also appear to have other significant operations that are not. Furthermore, these
businesses' revenues far exceed Base Station Subsystems. Finally, it does not appear
that Amphenol Corp., LM Ericsson Telephone, and Tellabs, Inc. are comparable in
nature, scope or size to Base Station Subsystems. As such, please tell us how you
determined each of these entities complies with paragraph 25 of SFAS 142 and that
using the CB method is appropriate.

5. Notwithstanding the above comment, it is unclear to us why you did not include
Tekelec in the EBTIDA multiple average for 2006. If you believe that Tekelec is a
comparable business, then Tekelec's EBITDA multiple should be included when
calculating the median EBITDA multiple that is then applied to your historical
results. Please revise your CB method valuation for Base Station Subsystems for
fiscal year 2006 to include Tekelec in your calculation of the EBITDA multiple.
Please provide us with your revised results.

6. You indicate in your response to prior comment 3 that prior to fiscal year 2005 you
used the comparison of your total market capitalization to net book value as step one
of your goodwill impairment test since, as disclosed in your fiscal year 2004 Form
10-K you operated as a single reporting unit. However, we note that after discussions
with the staff and with the filing of your fiscal year 2005 10-K, you restated your
segment disclosures for fiscal years 2004 and 2003 resulting in five reportable
segments, which also represent your operating segments. Tell us what consideration
you gave to reassessing the appropriateness of your 2004 and 2003 goodwill
impairment testing at the consolidated level given your restated segment information.
Address how such testing is in accordance with paragraph 18 of SFAS 142.

7. Please provide us with your CB method valuations prepared for fiscal years 2006 and 2005 for each of your reporting units. Such reports should include the revenue and EBITDA multiples for each of the comparable companies identified for each of the reporting units.

8. We note your response to comment 4 in our letter dated March 22, 2007. We are continuing to evaluate your conclusion that these product lines do not constitute businesses. Please provide us with a more complete analysis described in EITF 98-3 for determining whether a transferred set of assets and activities is or is not a business. Ensure you specifically address the following additional comments:
   - Please identify the elements that would be included in each business line.
   - Each missing element should be analyzed to determine whether the missing element is or is not minor. Such analysis should clearly indicate how you arrived at such conclusion. For example, it appears that you believe shared manufacturing facilities and shared sales forces are missing elements. You also believe that these elements are not minor; and therefore, the respective business lines are not businesses. Better explain your basis for these conclusions.
   - Regarding the determination of whether a centralized sales force is or is not minor to the determination of whether the business lines are or are not businesses, please tell us what consideration you have given to the number of competitors that also have qualified sales forces. On page 10 of your 2006 Form 10-K you state, "…the company faces several strong competitors that compete with a significant portion of the company's total product offering. In addition, there are a number of small independent companies that compete with portions of the company's product lines." As such, it would seem that potentially there are qualified sales people that are familiar with the products and associated customers that could be hired by the product lines to deliver the products to the customers. Refer to Example 1, Scenario 3 and Example 2, Scenario 2 in EITF 98-3 for guidance.
   - We note that you have decided to no longer allocate goodwill of $4 million to your sale of the Yantai, China facility and inventory and equipment. Please tell us how you came to this conclusion.
   - We note that during fiscal year 2004, you sold two product lines. In connection with the sale of these two product lines, you reduced goodwill by a total of $8.5 million. Considering the guidance in EITF 98-3 regarding goodwill previously noted, please tell us how these two transactions factor into your analysis of the business lines.

8. Income Taxes, page 54

9. We note the disclosure you intend to include in your next periodic filings in response to comment 7 in our letter dated March 22, 2007. Please also disclose your conclusion in the fourth quarter of fiscal year 2006 that your strategies to transfer certain intellectual property to the foreign affiliates utilizing the intellectual property

in their operations was determined to no longer be supportable during the fourth quarter of fiscal year 2006 including the reasons why. Based on your response to comment 5, it appears that this tax planning strategy was material in demonstrating that there was positive evidence that your U.S. net deferred tax assets were more likely than not realizable prior to the fourth quarter of fiscal year 2006. Please provide us with such disclosure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief